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FORM 4
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           STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.   Name and Address of Reporting Person

          Ross Financial Corporation
          P.O. Box 31363-SMB
          Cayman Islands, BWI

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2.   Issuer Name and Ticker or Trading Symbol

     RJ Reynolds Tobacco Holding, Inc.
     RJR
     CUSIP# 76182K105
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3.   IRS or Social Security Number of Reporting Person (Voluntary)
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4.   Statement for Month/Year        NOVEMBER, 2001
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5.   If Amendment, Date of Original (Month/Day/Year)09/09/99
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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     10% Owner
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7.   Individual or Joint/Group Filing

     Individual
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TABLE I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned
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1.   Title of Security

     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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2-4

Transaction Date   Transaction     Securities Acquired(A) Price
(Month/Day/Year)      Code           Amount   Disposed(D) (per share)
11/1/01			S		 25,000	D		57.2341
11/7/01			S		 45,000	D		58.6199
11/12/01			S		 32,900	D		57.6157
11/13/01			S		 40,000	D		57.5546
11/14/01			S		178,000	D		57.7505
11/15/01			S		 80,000	D		57.5977
11/16/01			S		 56,400	D		57.7324
11/20/01			S		120,000	D		57.3791
11/21/01			S		 10,200	D		57.0177
11/23/01			S		 40,800	D		56.4481
11/28/01			S		100,000	D		55.3714
11/29/01			S		100,000	D		56.2917
11/30/01			S		 25,000	D		57.2329
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Page 2
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5.   Amount of Securities Beneficially Owned at End of Month.

    13,266,603
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6.   Ownership Form:  Direct (D) or Indirect (I)

     Direct       Ross Financial Corporation    (D)
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7.   Nature of Indirect Beneficial Ownership

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

               NONE.
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Explanation of Responses:


Ross Financial Corporation

By:  Kenneth B. Dart, Its President
Dated:  10 December, 2001
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